Avant Building - Suite 900 | 200 Delaware Avenue | Buffalo, NY 14202-2107 | bsk.com

MICHAEL C. DONLON

mdonlon@bsk.com

P: 716.416.7015

April 22, 2025

VIA EDGAR SUBMISSION

Ms. Christina Chalk

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Servotronics, Inc. PREC14A filed April 11, 2025 SEC File No. 1-07109

Dear Ms. Chalk:

On behalf of our client, Servotronics, Inc. (the “Company”), we are responding to the comments in respect of the Preliminary Proxy Statement on Schedule 14A filed by the Company on April 11, 2025 (the “Preliminary Proxy Statement”) provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 21, 2025 (the “Comment Letter”). Together with these responses, the Company is concurrently filing with the Commission via EDGAR Amendment No. 1 to the Company’s Preliminary Proxy Statement (“Amendment No. 1”).

The Company’s responses to the Staff’s comments are indicated below, immediately following a restatement of each comment in bold, italicized type. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter.

PREC14A filed April 11, 2025

Notice of Annual Meeting, page i

1.

Staff Comment: We note the following statement about brokers' discretionary authority to vote shares at the annual meeting: "Because we anticipate that this will be a contested election, we expect that such brokers, banks or other nominees will not be able to vote your shares, without your voting instructions, on any of the proposals on the agenda for the Annual Meeting." However, the table on page 7 does appear to contemplate broker non-votes. It is our understanding that brokers would lose the ability to use discretion to vote on a routine matter such as Proposal 4 here, only if they are solicited on behalf of the dissident group; if not solicited by the dissident, it is our understanding that brokers would have discretion to vote on the auditor ratification proposal. Please advise or revise.

Ms. Christina Chalk

April 22, 2025

Company Response: We acknowledge the Staff’s comment and respectfully advise the Staff that the disclosure regarding broker non-votes in the Notice of Annual Meeting, which was included in error, has been revised as marked below (deleted text shown in strikethrough).

If your shares are held in street name through a broker, bank or other nominee, you are considered the beneficial owner of those shares. As the beneficial owner, you have the right to direct your broker, bank or other nominee how to vote your shares. ~~Because we anticipate that this will be a contested election, we expect that such brokers, banks or other nominees will not be able to vote your shares, without your voting instructions, on any of the proposals on the agenda for the Annual Meeting. As a result, your shares will not be voted without your specific voting instructions.~~ We encourage you to instruct your broker, bank or other nominee to vote your shares by following the instructions on the enclosed BLUE proxy card.

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If you have any questions regarding the foregoing response to the Staff’s comment or require additional information, please do not hesitate to contact me at (716) 416-7015.

Very truly yours,

BOND, SCHOENECK & KING, PLLC

/s/ Michael C. Donlon

Michael C. Donlon

Member